UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 29, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pall Corporation

File No. 1-4311 - CF#23314

Pall Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on March 12, 2009.

Based on representations by Pall Corporation that this information qualifies as confidential personnel information under the Freedom of Information Act, 5 U.S.C. 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.5	through April 15, 2014
Exhibit 10.6	through April 15, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig Slivka
Special Counsel